Exhibit 99.1

UTime Announces Financial Results for The First Six Months of Fiscal Year 2023

NEW YORK, March 24, 2023 (GLOBE NEWSWIRE) -- UTime Limited (“UTime” or the “Company”) (Nasdaq: UTME), a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets, have better access to updated mobile technology, today announced its financial results for the first six months of fiscal year 2023 ended September 30, 2022.

First Six Months of Fiscal Year 2023 Financial and Operational Highlights

All financial figures are in US Dollars unless otherwise noted.

●	Revenue from Original Equipment Manufacturer (“OEM”) and Original Design Manufacturer (“ODM”) services increased from RMB100.2 million to approximately RMB127.7 million (US$18.0 million), representing a 27.4% increase.

●	Gross profit margin increased from 8.2% to 9.9%, primarily due to an increase in sales of newly introduced, higher end models of feature phones and smart phones, and a decrease in purchase price of key raw materials.

●	Net loss reached approximately RMB15.6 million (US$2.2 million), compared to net loss of RMB9.3 million during the same period last year, representing a 67% increase. The increase in net loss was mainly due to an increase of selling expenses, R&D expenses and general and administration expenses, partially offset by an increase in gross profit.

●	The exchange rate between the RMB and US Dollar considerably affected the Company’s financial results, as more than 50% of our products were sold to customers outside of mainland China. Consequently, our revenue was affected by fluctuations in the exchange rate between US dollar and RMB.

First Six Months of Fiscal Year 2023 Financial Results

Revenue

Revenue for the six months ended September 30, 2022 was approximately RMB127.8 million (US$18 million), an increase of RMB26.7 million, or 26.5%, from RMB101.1 million for the same period of 2021. The increase was primarily attributable to the increase in OEM/ODM sales orders from Mexico, which represented over 21% of our revenue.

Cost of sales

Cost of sales for the six months ended September 30, 2022 was approximately RMB115.2 million (US$16.2 million), an increase of RMB22.5 million, or 24.1%, from RMB92.7 million for the same period of 2021. The increase was in line with the increase in sales volume.

Gross profit for the six months ended September 30, 2022 was approximately RMB12.6 million (US$1.8 million), representing an increase of RMB4.3 million, or 52.2%, from the gross profit of RMB8.3 million for the same period of 2021, as a result of factors discussed above.

Overall gross profit margin for the six months ended September 30, 2022 was approximately 9.9%, or 1.67% higher, as compared to gross profit margin of 8.2% for the same period of 2021.

Operating Expenses

Operating expenses increased by RMB8 million, or 49%, from RMB16.3 million for the six months ended September 30, 2021 to approximately RMB24.3 million (US$3.4 million) for the six months ended September 30, 2022.

General and administrative expenses consist of salary and benefits to the Company’s accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies and other expenses. General and administrative expenses increased by RMB10.4 million, or 153.1%, from RMB15.9 million for the six months ended September 30, 2021 to approximately RMB26.3 million (US$4 million) for the six months ended September 30, 2022. The increase was mainly due to an increase in R&D costs and general and administration expenses incurred in rolling out operations for the Company’s new subsidiaries in Mexico and Guangxi, China.

Selling expenses increased by RMB2.5 million, or 152.5%, from RMB1.7 million for the six months ended September 30, 2021 to approximately RMB4.2 million (US$0.6 million) for the six months ended September 30, 2022. Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to the Company’s sales and marketing activities. The increase of RMB2.5 million in selling expense was mainly due to an increase in cargo forwarding and warehousing expenses.

Other expenses (income), net for the six months ended September 30, 2022 was net income of RMB6.2 million (US$0.9 million), as compared to net income of RMB1.2 million for the same period of 2021. The increase in income was mainly attributed to increase in exchange gain of U.S. Dollar against RMB, partially offset by a decrease in government subsidy   due to a policy change resulting in a budget deduction for government subsidies to high-tech companies.

Income Before Tax

Income tax provision (benefit) was nil and RMB0.1 for the six months ended September 30, 2021 and 2022.

Net Income (loss)

Net loss was approximately RMB15.6 million (US$2.2 million) for the six months ended September 30, 2022 compared to net loss of RMB9.3 million for the six months ended September 30, 2021, an increase of approximately 67%. The increase in net loss was mainly due to an increase of selling expenses, R&D expenses and general and administration expenses, partially offset by an increase in gross profit.

Cash and Cash Equivalents

As of September 30, 2022, the Company had cash and cash equivalents of US$10.5 million, compared with $10.6 million as of March 31, 2021.

Cash Flow

Net cash used in operating activities was RMB4.7 million (US$0.7 million) for the six months ended September 30, 2022 as compared with RMB19.6 million for the same period of 2021.

Net cash used in investing activities for six months ended September 30, 2022 was RMB2.2 million (US$0.3 million) as compared to net cash used in investing activities of RMB 6.6 million for the same period of 2021. Cash used in the six months ended September 30, 2022 was primarily spent to pay for property and equipment in Guangxi factory.

Net cash provided by financing activities for six months ended September 30, 2022 was approximately RMB7.0 million (US$1 million) as compared to RMB87.1 million for the same period of 2021. The cash inflow was mainly attributable to proceeds from short-term borrowings from Shenzhen Nanshan Baosheng County Bank Co., Ltd, China Resources SZITIC Trust Co., Ltd., and Jiangsu Suning Bank Co., Ltd.

Exchange rate

Our reporting currency is the Renminbi. This announcement also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0998 to US$1.00 for the six months ended September 30, 2022, the exchange rates set forth in the central parity of RMB against the U.S. dollar by the People’s Bank of China on September 30, 2022.

UTIME LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and per share data, or otherwise noted)

	As of March 31,	As of September 30,
	2022	2022
	RMB	RMB	USD
Assets
Current Assets
Cash and cash equivalents	66,692	74,482	10,491
Restricted cash	500	500	70
Accounts receivable, net	22,417	33,887	4,773
Prepaid expenses and other current assets, net	65,815	83,871	11,813
Due from related parties	1,422	606	85
Inventories	36,071	19,043	2,682
Total current assets	192,917	212,389	29,914
Non-Current assets
Property and equipment, net	38,270	68,281	9,617
Operating lease right-of-use assets, net	16,319	14,561	2,051
Intangible assets, net	2,592	2,149	303
Equity method investment	-	-	-
Other non-current assets	541	526	74
Total non-current assets	57,722	85,517	12,045
Total Assets	250,639	297,906	41,959

Liabilities and Shareholder’s equity
Current liabilities
Accounts payable	74,531	114,436	16,118
Short-term borrowings	35,780	44,064	6,206
Current portion of long-term borrowings	800	1,080	152
Due to related parties	4,499	3,578	504
Lease liability	3,360	4,712	664
Other payables and accrued liabilities	44,148	51,435	7,245
Income tax payables	18	18	3
Total current liabilities	163,136	219,323	30,892
Non-current liabilities
Long-term borrowings	8,020	7,410	1,044
Deferred revenue	-	6,928	976
Deferred tax liability	466	381	54
Lease liability - non-current	14,549	11,438	1,611
Total non-current liabilities	23,035	26,157	3,685
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB183,641 and RMB240,994 as of March 31, 2022 and September 30, 2022, respectively)	186,171	245,480	34,577
Commitments and contingencies

Shareholder’s equity
Preferred share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at As of March 31, 2022 and As of September 30, 2022, respectively
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 8,267,793 shares as at March 31,2022 and 8,267,793 shares as at September 30, 2022	5	5	1
Additional paid-in capital	152,236	152,236	21,442
Accumulated deficit	(88,277)	(102,542)	(14,443)
Accumulated other comprehensive income	1,024	4,793	673
Total UTime Limited shareholder’s equity	64,988	54,492	7,673
Non-controlling interests	(520)	(2,066)	(291)
Total shareholders’ equity	64,468	52,426	7,382
Total liabilities and shareholders’ equity	250,639	297,906	41,959

UTIME LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except share data and per share data, or otherwise noted)

	Six months ended September 30,
	2021	2022
	RMB	RMB	USD

Net sales	101,057	127,792	17,999
Cost of sales	92,749	115,151	16,219
Gross profit	8,308	12,641	1,780
Operating expenses:
Selling expenses	1,661	4,194	591
General and administrative expenses	15,856	26,321	3,707
Other expenses (income), net	(1,187)	(6,249)	(880)
Total operating expenses	16,329	24,266	3,418
Loss from operations	(8,021)	(11,625)	(1,638)
Interest expenses	1,321	4,075	574
Loss before income taxes	(9,342)	(15,700)	(2,212)
Income tax expenses (benefits)	-	(85)	(12)
Net loss	(9,342)	(15,615)	(2,200)
Less: Net loss attributable to non-controlling interests	-	(1,350)	(190)
Net loss attributable to UTime Limited	(9,342)	(14,265)	(2,010)

Comprehensive loss
Net loss	(9,342)	(15,615)	(2,200)
Foreign currency translation adjustment	42	3,769	531
Total comprehensive loss	(9,300)	(11,846)	(1,669)
Less: Comprehensive loss attributable to non-controlling interest	-	(1,350)	(190)
Comprehensive loss attributable to UTime Limited	(9,300)	(10,496)	(1,479)

Loss per share attributable to UTime Limited
Basic and diluted	(1.14)	(1.75)	(0.25)
Weighted average ordinary shares outstanding
Basic and diluted	8,164,771	8,164,771	8,164,771

UTIME LIMITED LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands or otherwise noted)

	Six months ended September 30,
	2021	2022
	RMB	RMB	USD

Cash flows from operating activities:
Net income (loss)	(9,342)	(15,615)	(2,200)
Adjustments to reconcile net income (loss) from operations to net cash used by operating activities
Depreciation and amortization	2,276	2,602	366
Allowances for obsolete inventories, net	632	(230)	(32)
Provision for doubtful account, net	(161)	-	-
Loss on disposal of property and equipment	6	118	17
Impairment of an intangible asset	348	-	-
Net changes in operating assets and liabilities:
Accounts receivable	(331)	(6,183)	(871)
Prepaid expenses and other current assets	(943)	(1,133)	(160)
Inventories	(38,601)	17,714	2,495
Accounts payable	36,317	(2,697)	(380)
Other payables and accrued liabilities	(9,781)	(7,140)	(1,006)
Related parties	-	935	132
Deferred revenue	-	6,928	976
Other non-current assets	-	15	2
Net cash (used in) provided by operating activities	(19,580)	(4,686)	(661)

Investing activities:
Payment for property and equipment	(5,856)	(2,057)	(290)
Payment for intangible assets	(777)	(147)	(21)

Net cash used in investing activities	(6,633)	(2,204)	(311)

Financing activities:
Proceeds from short-term borrowings	15,500	19,310	2,720
Loan received from a shareholder	3,000	2,000	282
Proceeds from long-term borrowings	9,000	-	-
Repayment of loan from a shareholder	-	(3,000)	(423)
Repayment of short-term borrowings	(10,400)	(11,026)	(1,553)
Repayments of long-term borrowings	(5,640)	(330)	(46)
Down payment for financing services	(19,003)	-	-
Contribution in a subsidiary by a shareholder	6,429	-	-
Proceeds from issuance of ordinary shares through initial public offering	88,262	-	-
Net cash provided by financing activities	87,148	6,954	980

Effect of exchange rate changes on cash and cash equivalent and restricted cash	(844)	7,726	1,089
Net increase in cash and cash equivalent and restricted cash	60,091	7,790	1,097
Cash and cash equivalents and restricted cash at beginning of period	9,477	67,192	9,464
Cash and cash equivalents and restricted cash at end of period	69,568	74,982	10,561

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